Exhibit 10.1
SEPARATION AND RELEASE AGREEMENT
This Separation and Release Agreement (this “Agreement”) is entered into by and between Core Molding Technologies, Inc. (the “Company”) and Kevin Barnett (“Executive”). The Company and the Executive are referred to herein individually as a Party and collectively as the Parties.
WHEREAS, Executive has served as the Chief Executive Officer of the Company, a Director of the Board of Directors (the “Board”) of the Company, and an officer and/or director of several of the Company’s subsidiaries;
WHEREAS, the parties desire to mutually terminate their relationship; and
WHEREAS, in light of Executive’s separation, the Company wishes to provide Executive with certain payments in exchange for this Agreement.
NOW, THEREFORE, in consideration of the promises and benefits set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by Executive and the Company, the Parties agree as follows:

1.
Separation from Employment. Executive’s separation of employment with the Company will be effective October 22, 2018, which shall also constitute his employment termination date (“Separation Date”). Effective as of the Separation Date, the Executive does hereby and herewith resign from any and all officer and director positions he holds with the Company and with each of the Company’s Affiliates (including any committee thereof).

2.	Severance Payments. Subject to this Agreement becoming effective (as defined in paragraph 12 of this Agreement), the Company will pay Executive the following payments:

a.
A payment of $559,625.00, less applicable withholdings and taxes (the “Severance Payment”), to be paid in equal installments over eighteen (18) months in accordance with the Company’s normal payroll cycle.

b.	A cash payment of $61,730.79, less applicable withholdings and taxes, for Executive’s accrued but unpaid vacation.

c.
The Company will pay the portion of the monthly COBRA premium, directly to the insurance company, for not more than the level of coverage that Executive currently enjoys and not more than the amount the Company currently contributes to premiums for eighteen (18) months following (i) the Effective Date and (ii) the receipt of Executive’s election for COBRA coverage.

The Company will provide the payments in this paragraph 2 notwithstanding the fact that, in the absence of this Agreement, Executive would not be entitled to them.

3.
Restricted Stock Awards. The Company has previously awarded 53,466 restricted shares of the Company’s common stock (the “Shares”) pursuant to the Company’s 2006 Long-Term Equity Incentive Plan (the “Plan”) and the Amended and Restated Restricted Stock Agreement dated December 31, 2007 (the “Restricted Stock Agreement”) which remain unvested. Pursuant to the paragraph 3(a) of the Restricted Stock Agreement, the Executive will forfeit all unvested Shares. Subject to this Agreement becoming effective (as defined in paragraph 13 of this Agreement) and subject to the Executive’s continued compliance with the terms of this Agreement, the Shares will vest in three tranches with (a) 1/3 of the Shares vesting on the date which is six (6) months from the

Separation Date, (b) 1/3 of the Shares vesting on the date which is twelve (12) months from the Separation Date, and (c) 1/3 of the Shares vesting on the date which is eighteen (18) months from the Separation Date. Prior to delivery of the Shares to Executive, Executive shall be required to make arrangements, satisfactory to the Company, for appropriate withholding for federal, state, and local tax purposes. Executive is permitted to satisfy any such tax withholding requirements, in whole or in part, by delivering shares of common stock to the Company (including Shares) having a fair market value (as determined by the Company in its sole discretion) equal to the amount of such tax.

4.	Release of Claims and Covenant Not to Sue by Executive.

a.
In exchange for the consideration received by Executive herein, which such consideration Executive was not entitled to but for Executive’s entry into this Agreement, Executive hereby releases, discharges and forever acquits the Company, its respective parent, affiliates and subsidiaries, and each of their respective past, present and future members, partners, directors, trustees, officers, managers, employees, agents, attorneys, heirs, legal representatives, insurers, benefit plans (and their fiduciaries, administrators and trustees), all Group Companies and successors and assigns of the foregoing, in their personal and representative capacities (collectively, the “Company Parties”), from liability for, covenants not to sue or initiate any action, and hereby waives, any and all claims, damages, or causes of action of any kind related to Executive’s employment with any Company Party, the termination of such employment, the Employment Agreement, and any other acts or omissions related to any matter occurring on or prior to the Execution Date, including without limitation any alleged violation of: (i) the Age Discrimination in Employment Act of 1967, as amended; (ii) Title VII of the Civil Rights Act of 1964, as amended; (iii) the Civil Rights Act of 1991, as amended; (iv) Sections 1981 through 1988 of Title 42 of the United States Code, as amended; (v) the Employee Retirement Income Security Act of 1974, as amended; (vi) the Immigration Reform Control Act, as amended; (vii) the Americans with Disabilities Act of 1990, as amended; (viii) the National Labor Relations Act, as amended; (ix) the Occupational Safety and Health Act, as amended; (x) the Fair Labor Standards Act; (xi) any state or federal, state or local anti-discrimination law, (xii) any state or federal, state or local wage and hour, overage or payment law; (xiii) any other local, state or federal law, regulation or ordinance in the United States of America and in any jurisdiction anywhere in the world; (xiv) any public policy, contract, tort, or common law claim; (xv) any allegation for costs, fees, or other expenses including attorneys’ fees incurred in the matters referenced herein; and (xvi) any and all claims Executive may have arising as the result of any alleged breach of contract, compensation, incentive, bonus or commission plan or agreement with any Company Party (collectively, the “Released Claims”).

b.
Executive agrees that the release set forth in this paragraph 4 shall be and remain in effect in all respects as a complete general release as to the matters released. This release does not extend to any obligations incurred under this Agreement. Executive understands that nothing in this Agreement precludes Executive from filing any charge with the Equal Employment Opportunity Commission, the National Labor Relations Board or other governmental agency or from participating in any investigation, hearing, or proceeding of governmental agency. However, Executive does forever waive Executive’s right to recover or receive any personal relief, monetary damages, attorneys’ fees, back pay, reinstatement or injunctive relief from the Company and/or Company Parties relating to any matter whatsoever up to the date of this Agreement. Notwithstanding the foregoing, nothing in this Release (i) prohibits, limits or restricts, or shall be construed to prohibit, limit or restrict, Executive from exercising any legally protected whistleblower rights (including pursuant to Section 21F of the Exchange Act and the rules and regulations thereunder), without notice to or consent from the Company, or (ii) to the extent required by law, prohibits or shall be construed to prohibit Executive from receiving a reward from the Securities and Exchange Commission (“SEC”) or other applicable government agency pursuant to Section 21F of the Exchange Act or other applicable whistleblower or other law or regulation in connection therewith.

Executive further understands that this release does not extend to: (i) any rights or claims that arise after the Execution Date; or (ii) any rights that cannot be waived by operation of law.

c.
Executive represents that Executive has received all leaves (paid and unpaid) that Executive was owed by the Company Parties and that Executive has received all salary, wages, bonuses, accrued vacation/paid time off, severance, stock options, and any and all other benefits and compensation that Executive is and has been owed by the Company Parties as of the Execution Date (which such amount does not include the Separation Payment).

d.
Executive hereby represents and warrants that he has not filed or reported any claims or complaints in any forum and that he has not assigned to any third party or filed with any agency or court any claim released by this paragraph 4.

e.
Executive is not waiving any claim for workers’ compensation, although Executive acknowledges he has not sustained a work-related injury or illness and has no intent to file a claim against the Company as a result of any work-related injury or illness sustained in the course of his employment with the Company.

5.
Release of Claims and Covenant Not to Sue By the Company.  The Company and its subsidiaries and affiliates (collectively, the “Company Releasors”) hereby releases, discharges and forever acquits Executive and Executive’s heirs, administrators, representatives, and executors, from and covenants not to sue or initiate any action for, any and all claims, grievances, liens, suits, judgments, demands, debts, defenses, actions or causes of action, obligations, damages, and liabilities, at law or in equity, to the extent known or unknown, arising out of or in any way connected with or related to Executive’s employment or Executive’s service as a director and/or officer of the Company, occurring on or prior to the Execution Date, including without limitation any tort and/or contract claims, and/or common law or statutory claims, except that the foregoing release and covenant not to sue shall not apply to any act or omission that constitutes a crime, fraud or embezzlement.  Notwithstanding the foregoing, the Company Releasors are not releasing (i) any right to bring an action or claim seeking compliance with or for breach of this Agreement and (ii) any right to bring an action or claim relating to acts or omissions after the Execution Date of this Agreement.

6.
Consulting Services. Executive agrees to be reasonably available by telephone, e-mail, skype, or video-conference for and to provide consulting services on an as-needed basis during the eighteen month period following the Separation Date without further compensation other than the Severance Payments. The Parties agree that the Company shall not require more than sixty hours of Executive’s time during each of the first two quarters following the Execution Date; thirty hours of Executive’s time during each of the following two quarters; and five hours of Executive’s time during the each of the last two quarters of the eighteen month period. The Company agrees to reimburse Executive for any reasonable and actual out-of-pocket costs necessary for the provision of such consulting services. Executive further agrees to cooperate with the Company to assist with any transition issues without further compensation other than the Severance Payment.

7.
Non-Disclosure; Announcement. Executive agrees to keep the terms of this Agreement completely confidential and not to disclose any information concerning the Agreement to anyone other than the Executive’s attorney, tax advisor and/or spouse. The Parties agree that an announcement about the Executive’s transition and departure from the Company in a form satisfactory to the Parties (attached as Exhibit 1) will be distributed by the Company. The Parties agree that the language in the announcement shall be the agreed language to be used by the Parties when discussing with or making statements to third parties, including but not limited to the media, regarding Executive’s transition, separation from employment, and resignation from the Board. Nothing in this Agreement prohibits, limits or restricts, or shall be construed to prohibit, limit or restrict, the Parties from making disclosures required by the SEC.

8.
Non-Disparagement. The Parties agree that they will not make or cause to be made any defamatory or disparaging statements that are intended to damage the personal or professional reputation of the other Party or its Affiliates. Notwithstanding the foregoing, the Company shall not be responsible for any defamatory or disparaging remarks made about Executive by: (i) former employees, officers, directors, or board members of the Company or its Affiliates; or (ii) current employees who are not officers, directors, or board members of the Company if such remarks were not authorized by or made at the request or with the prior knowledge of an officer, director, or board member of the Company.

9.
Confidentiality Agreement. The Executive understands and agrees that the Executive’s employment created a relationship of confidence and trust between the Executive and the Company with respect to all Confidential Information. Accordingly at all times during the Executive’s employment with the Company, the Executive had a duty to keep in confidence and trust all such Confidential Information and not use or disclose any such Confidential Information without the written consent of the Company, except as was necessary in the ordinary course of performing the Executive’s duties to the Company. Executive further understands and agrees that notwithstanding the termination of his employment with the Company, Executive remains bound to keep in confidence and trust all such Confidential Information and expressly agrees not to hereafter use or disclose any such Confidential Information without the written consent of the Company. As used in this Agreement, “Confidential Information” means information belonging to the Company which is of value to the Company in the course of conducting its business and the disclosure of which could result in a competitive or other disadvantage to the Company. Confidential Information includes, without limitation, financial information, reports, and forecasts; inventions, improvements and other intellectual property; trade secrets; know-how; designs, processes or formulae; software; market or sales information or plans; customer lists; and business plans, prospects and opportunities (such as possible acquisitions or dispositions of businesses or facilities) which have been developed by the management of the Company. Confidential Information includes information developed by the Executive in the course of Executive’s employment by the Company, as well as other information to which the Executive may have accessed in connection with the Executive’s employment. Confidential Information also includes the confidential information of others with which the Company has a business relationship. Notwithstanding the foregoing, Confidential Information does not include information in the public domain, unless the presence of such information in the public domain is due to breach of the Executive’s duties under this paragraph 9.

Nothing in this Agreement prohibits, limits or restricts, or shall be construed to prohibit, limit or restrict, Executive from exercising any legally protected whistleblower rights, without notice to or consent from the Company. The federal Defend Trade Secrets Act of 2016 immunizes employees against criminal and civil liability under federal or state trade secret laws - under certain circumstances - if the employee discloses a Trade Secret for the purpose of reporting a suspected violation of law. Immunity is available if a trade secret is disclosed in either of these two circumstances: (1) in confidence, directly or indirectly to a government official (federal, state or local) or to a lawyer, solely for the purpose of reporting or investigating a suspected violation of law; or (2) in the complaint or other documents filed in a legal proceeding, so long as the document is filed “under seal” (meaning that it is not accessible to the public).

10.
Return of Company Property. Executive shall be entitled to retain his cell phone, cell phone number and laptop computer (together, the “Personal Devices”); provided that the Company’s IT department shall have redacted all Confidential Information belonging to the Company Parties from such Personal Devices prior to the Separation Date. Executive represents that, except with respect to the Personal Devices, he has returned all property of the Company, the Company Parties and their respective Affiliates in his possession or control, including, but not limited to all hard copy or electronic documents and/or data, computer hardware (laptop, docking station, storage media, air cards, building access cards/fobs, cell phones, tablets, external hard drives, company issued keys, credit cards, USB flash drives, etc.), company-owned software, and Confidential Information. Executive represents that he has not retained or transferred any company data or information outside of the Company. Executive represents that he has completed and returned all final expense reports including all necessary documentation and receipts.

11.
Post-Employment Restrictive Covenants. Executive acknowledges that he served a critical business role and acquired Confidential Information about the business, operations, customers, partners and trade connections of the Company and its Affiliates and developed critical relationships with the Company’s customers. Executive also acknowledges that the Company’s business competes nationally for clients and customers. In exchange for the payments set forth in paragraph 2 of this Agreement, and in order to enforce Executive’s promise to protect Confidential Information and for the Company to protect its interests, Executive agrees that he shall not directly or indirectly and whether alone or in conjunction with or on behalf of any other person and whether as a principal, shareholder, director, employee, agent, consultant, contractor, partner or otherwise:

a.
during the Restriction Period anywhere in the Restricted Area take any steps preparatory to, be employed by, or be engaged or concerned or interested in or provide technical, commercial or professional advice to any business which carries out any Restricted Business provided, however, that the foregoing shall not prohibit Executive from acquiring, solely as an investment and through market purchases, securities of any entity which are registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934 and which are publicly traded, so long as Executive is not part of any control group of such entity and such securities, if converted, do not constitute more than five percent (5%) of the outstanding voting power of that entity;

b.
during the Nonsolicitation Period solicit or accept business from any customer and/or client of the Company (including any person, firm, company or organization who or which was in negotiation with the Company during Executive’s employment with the Company) with which during the preceding twelve (12) months of Executive’s employment with the Company Executive was either involved (directly or indirectly) or about which Executive received Confidential Information, if such business competes with existing business conducted by the Company or proposed to be conducted by the Company during Executive’s employment;

c.
during the Nonsolicitation Period solicit, recruit or hire any employee of the Company to work for a third party other than the Company or any Affiliate or engage in any activity that would cause any employee of the Company to violate any agreement with the Company; and

d.
during the Nonsolicitation Period deliberately cause or attempt to cause (i) any client, customer or supplier of the Company with which during the preceding twelve (12) months of Executive’s employment with the Company Executive was either involved (directly or indirectly) or about which Executive received Confidential Information to terminate or materially reduce its business with the Company or (ii) any consultant of the Company to resign or sever a relationship with the Company.

For the purposes of this paragraph 11, “Nonsolicitation Period” shall mean the twenty-four (24) months following the Separation Date.
For the purposes of this paragraph 11, “Restricted Area” shall mean the United States of America.
For the purposes of this paragraph 11, “Restricted Business” shall mean any business or enterprise providing any products or services described by the Company, its subsidiaries, or affiliates on the Company’s website at any time during the period of Executive’s employment with the Company or the provision of any products or services contemplated by the Company, its subsidiaries, or affiliates at any time during the period of Executive’s employment with the Company as memorialized in any document maintained or created by the Company.

For the purposes of this Agreement, “Restriction Period” shall mean the eighteen (18) months following the Separation Date.
For the purposes of this Agreement, “Affiliate” means, with respect to any given entity, any other entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such entity. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by contract or otherwise.
Executive acknowledges that he is qualified for other comparable employment, including for entities that do not compete with the Company. Accordingly, Executive represents and warrants that his experience and capabilities are such that Executive will be able to earn an adequate livelihood for himself and his dependents while Executive is complying with this covenant or if this covenant should be specifically enforced against Executive.

12.
Remedies for Breach. The Executive stipulates that the covenants contained herein are essential for the protection of the trade secrets, confidential business and technological information, relationships, and competitive position of the Company; that a breach of any covenant contained herein would cause the Company irreparable damage for which damages at law would not be an adequate remedy; and that, in addition to damages and other remedies to which the Company would otherwise be entitled, it will be entitled to whatever injunctive relief is appropriate for any such breach. The Executive also agrees that the Executive will be responsible for attorney fees and other legal expenses incurred by the Company or its successors or assigns to enforce any of the covenants in paragraphs 8-11 against the Executive provided the Company prevails in such action. In addition to such other rights and remedies as the Company may have at equity or in law with respect to any breach of this Agreement, if the Executive commits a material breach of any of the provisions of paragraphs 8-11, the Company shall have the right and remedy to have such provisions specifically enforced by any court having equity jurisdiction. The term(s) of any covenant(s) in paragraphs 8-11 will not run during any time in which the Executive is in violation of said covenant(s). Notwithstanding the foregoing, if a restriction or any portion thereof, contained in paragraphs 8-11 are deemed to be unreasonable by a court of competent jurisdiction, the Executive and the Company agree that such restriction, or portion thereof, shall be modified in order to make it reasonable and shall be enforceable accordingly.

13.	Consideration of Agreement by Executive.

a.	The Company hereby advises Executive and Executive acknowledges that Executive has been so advised, to consult with an attorney before executing this Agreement.

b.
Executive acknowledges that, before entering into this Agreement, Executive had twenty-one (21) calendar days after receipt of this Agreement (the “Consideration Period”) to consider this Agreement before signing it. If Executive signs this Agreement, the date on which he signs the Agreement shall be the “Execution Date.” In the event Executive executes and returns this Agreement prior to the end of the Consideration Period, he acknowledges that his decision to do so was voluntary and that he had the opportunity to consider this Agreement for the entire Consideration Period.

c.
The Parties agree that this Agreement will not become effective until seven (7) calendar days after the Execution Date and that Executive may, within seven (7) calendar days after the Execution Date, revoke the Agreement in its entirety by providing written notice to Chairman of the Board of the Company. If written notice of revocation is not received by the Company by the 8th day after the execution of this Agreement, this Agreement will become effective and enforceable on that day (the “Effective Date”).

14.
Assignment and Assumption. This Agreement shall be binding upon and inure to the benefit of the Company and any successor or assigns. This Agreement shall also be binding and inure to the benefit of Executive and his heirs. This Agreement is not assignable by Executive. The Company may unilaterally assign its rights and obligations under this Agreement to any successor to Company’s rights and obligations hereunder as a result of any change in control, merger, consolidation, restructuring or reorganization or to any other successor to all or substantially all of the securities, business and/or assets of the Company or any of its affiliates, and Executive shall continue to be bound by the terms and conditions of this Agreement.

15.
Amendment; Entire Agreement. This Agreement may not be changed orally but only by an agreement in writing agreed to and signed by Executive and the Company. This Agreement, contains the entire agreement of both parties about the subjects in it, and it replaces all prior or contemporaneous oral or written agreements, understandings, statements, representations, and promises by either party. It may be modified or amended only by a writing signed by both parties. Should any provision of the Agreement be declared or determined by any court to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby and the illegal or invalid part, term or provision shall be deemed not to be a part of the Agreement.

16.
Applicable Law. To the extent permitted by federal law, this Agreement will be governed by and construed in accordance with the laws of the State of Ohio, without regard to conflicts of the law principles. Any disputes arising under or relating to this Agreement shall be brought in the federal or state courts for Franklin County, Ohio. The parties expressly agree to submit to the personal jurisdiction of the courts for Franklin County, Ohio for the purpose of litigating all such disputes. The spirit and intent of this Agreement is to terminate with finality any and all issues or claims existing between the Company and Executive on the date hereof, whether known or unknown, and this Agreement will be interpreted in accordance with such spirit and intent.

17.
Severability. To the extent permitted by applicable law, the Parties agree that any term or provision of this Agreement that renders such term or provision or any other term or provision hereof invalid or unenforceable in any respect shall be modified to the extent necessary to avoid rendering such term or provision invalid or unenforceable, and such modification shall be accomplished in the manner that most nearly preserves the benefit of the Parties’ bargain hereunder.

18.	Third-Party Beneficiaries. This Agreement shall inure to the benefit of the Company and each other Company Party, as each other Company Party shall be a third-party beneficiary of this Agreement.

19.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

20.
409A Payments. Any payment or benefit under this Agreement that the Company reasonably determines is subject to Section 409A(a)(2)(B)(i) of the Internal Revenue Code shall be delayed to the extent required by Section 409A until a date that is six months and one day from the date of the Executive’s Separation from Service (as such term is defined herein below) (the “409A Suspension Period”). Within ten (10) days after the end of the 409A Suspension Period, Company shall pay to the Executive a lump sum payment in cash equal to any payments, and any cash payments that the Company would otherwise have been required to provide, but for the imposition of the 409A Suspension Period. After the 409A Suspension Period, the Executive shall receive any remaining cash payments or benefits in accordance with the terms of this Agreement (as if there had not been any 409A Suspension Period beforehand). For purposes of this Agreement, “Separation from Service” shall have the meaning set forth in Treasury Regulation Section 1.409A-1(h)(1)(i); provided, however, that pursuant to Treasury Regulation Section 1.409A-1(h)(1)(ii), the parties hereby provide that a “separation from service” shall occur within the meaning of Treasury Regulation Sections 1.409A-1(h)(1)(i) and (ii) as of the first date coincident with or following a termination of employment that the Company and the Executive reasonably anticipate a permanent reduction in the level of bona fide services that the Executive will perform for Company (and any entity that would be considered the same “service recipient” as the Company under Internal Revenue Code Section 409A (collectively, the “Service Recipient”) in the future (whether as an employee or an independent contractor) will decrease to a level equal to twenty percent or less of the average level of bona fide services the Executive provided to the Service Recipient in the 36 months immediately preceding such date (or the full period of service to the Service Recipient if the Executive has been providing services to the Service Recipient for less than 36 months).
All payments to be made to the Executive upon a termination of employment may only be made upon a Separation from Service of the Executive. For purposes of Section 409A, (i) each payment made under this Agreement shall be treated as a separate payment; (ii) the Executive may not, directly or indirectly, designate the calendar year of payment; and (iii) no acceleration of the time and form of payment of any nonqualified deferred compensation to the Executive or any portion thereof, shall be permitted.
Executive represents and agrees that he has fully read and understands the meaning of this Agreement and is voluntarily entering into this Agreement with the intention of giving up all claims against the Company and Company Parties.

Core Molding Technologies, Inc.
Date: 10/3/2018	By:	/s/ James L. Simonton
	Name:	James L. Simonton
	Title:	Chairman of the Board

Date: 10/2/2018		/s/ Kevin Barnett
Kevin Barnett